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May 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise eFund, LLC Offering Statement on Form 1-A/A
Filed May 6, 2021

Dear Staff of the Division of Corporation Finance:

This Form 1-A/A filing of Fundrise eFund, LLC (the “Company”) is an amendment to the Form 1-A filed on May 11, 2020 (the “Current Form 1-A”). In the interim, the Company filed a Form 1-A in connection with the merger of the Company with Fundrise National For-Sale Housing eFund, LLC and Fundrise For-Sale Housing eFund – Washington DC, LLC, in which the Company was the surviving entity (the “Merger Form 1-A”). The Merger Form 1-A was qualified on November 27, 2020. The Company now wishes to re-commence its continuous offering and in that regard is filing an amendment to the Current Form 1-A. Please note that since the filing of the Current Form 1-A, the merger reflected in the Merger Form 1-A has been completed and the Company has changed its name from Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC to Fundrise eFund, LLC.

Please feel free to reach out to me if you have any question about this filing.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP